Exhibit 99.1

NOTICE TO THE MARKET

Redemption of Gerdau S.A.’s US$ 600 million 8.875% Guaranteed

Perpetual Bonds

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that it has elected to redeem all of the 8.875% Guaranteed Perpetual Bonds on September 22, 2010 (the “Redemption Date”), in the aggregate totaling US$ 600 million, plus accrued and unpaid interest to the Redemption Date and any Additional Amounts payable with respect thereto.

Bonds called for redemption must be surrendered to the Paying Agent prior to, or on, the Redemption Date, to collect the Redemption Price, according to the notice sent to the bondholders on August 18, 2010.

Upon redemption of the Bonds, all the Bonds will be cancelled. Once all Bonds have been fully redeemed and cancelled, the Company intends to de-list the Bonds from the Singapore Exchange Securities Trading Limited (the “SGX-ST”).

Rio de Janeiro, August 20, 2010.

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations